UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-39966

New Found Gold Corp.

(Translation of Registrant’s name into English)

555 P.O.Box 272 Burrard Street Vancouver, BC
Canada V7X 1M8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited condensed interim financial statements for the three and nine months ended September 30, 2024 and 2023.

99.2	Management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2024 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: November 11, 2024	By:	/s/ Michael Kanevsky
		Name:	Michael Kanevsky
		Title:	Chief Financial Officer